UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   ROBERTS, JOHN R.
   101 SOUTH HANLEY ROAD
   SUITE 1910
   ST. LOUIS, MO  63105

2. Issuer Name and Ticker or Trading Symbol
   Energizer Holdings, Inc. (ENR)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/29/03

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Energizer Holdings, Inc. Common Stock         04/29/03    P        10,000        A  $28.5722     10,000         D  Direct


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Phantom Stock Units in Deferred
 Compensation Plan
Non-Qualified Stock Option     $23.5300                                                                   01/27/04     01/26/13
1/27/03
Restricted Stock Equivalents                   04/29/03       A         10,000                            (1)


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Phantom Stock Units in Deferred          Energizer Holdings, Inc. Common232                       232           D   Direct
 Compensation Plan                        Stock
Non-Qualified Stock Option               Energizer Holdings, Inc. Common10,000                    10,000        D   Direct
1/27/03                                   Stock
Restricted Stock Equivalents   04/29/03  Energizer Holdings, Inc. Common10,000                    10,000        D   Direct
                                          Stock

Explanation of Responses:

(1)
Restricted stock equivalents will convert into shares of Energizer Common Stock three years from date of grant unless Reporting
Person elects to defer conversion until retirement or other termination, or unless deferral of conversion is mandated by Energizer
Holdings, Inc.  Equivalents subject to forfeiture if Reporting Person terminates service on the Board within three years of grant.


SIGNATURE OF REPORTING PERSON
/S/ ROBERTS, JOHN R.
DATE 05/01/03